SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
AVNET, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

2% Convertible Senior Debentures due 2034	053807AL7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
DAVID R. BIRK, Esq.
Senior Vice President and General Counsel
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$11,790

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2% Convertible Senior Debentures due 2034 (the “Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 13, 2009, there was $300,000,000 in aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $300,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on February 13, 2009 in connection with the filing by Avnet, Inc. of the original Schedule TO (Registration No. 005-20161).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) is the final amendment to the Tender Offer Statement on Schedule TO originally filed by Avnet, Inc. (“Avnet”), a corporation existing under the laws of New York, with the Securities and Exchange Commission on February 13, 2009 (the “Schedule TO”), relating to the right of each holder of Avnet’s 2% Convertible Senior Debentures due 2034 (the “Debentures”) to sell and the obligation of Avnet to purchase the Debentures, as set forth in Avnet’s Notice to Holders of 2% Convertible Senior Debentures due 2034, dated February 13, 2009 (as heretofore amended, the “Company Notice”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.
     This Amendment No. 2 to Schedule TO is being filed by Avnet to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
     This Amendment No. 2 to Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The Holder’s right to surrender Debentures for payment pursuant to the Option Documents expired at 5:00 p.m., New York City time, on March 13, 2009. The Company has been advised by The Bank of New York Mellon Corporation, as Paying Agent (the “Paying Agent”), that pursuant to the terms of the Put Option, Debentures in an aggregate principal amount of $298,059,000 were validly surrendered for purchase and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Debentures validly surrendered and not withdrawn. The purchase price for the Debentures pursuant to the Put Option was $1,000 in cash per $1,000 principal amount of the Debentures. The aggregate purchase price for all the Debentures validly surrendered and not withdrawn was $298,059,000. The Company has forwarded cash in payment of the aggregate price to the Paying Agent for distribution to the Holders in accordance with the procedures of The Depository Trust Company. Following the Company’s purchase of the Debentures pursuant to the Put Option, $1,941,000 in aggregate principal amount of the Debentures remains outstanding.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)*	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009. [revised February 25, 2009]

(a)(2)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(a)(5)(B)	Press release issued March 17, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 17, 2009.

(b)(1)*	Credit Agreement dated September 27, 2007 among AVNET, INC., a New York corporation (the “Company”), Avnet Japan Co., Ltd., a private company governed under the laws of Japan (“Avnet Japan”), each other Subsidiary of the Company party hereto pursuant to Section 2.14 (Avnet Japan and each such other Subsidiary, a “Designated Borrower” and, together with the Company, the “Borrowers” and, each a “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1).

Exhibit
Number	Description
(d)(1)*	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)*	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Avnet, Inc.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVNET, Inc.

Date:	March 17, 2009
		By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)*	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009. [Revised February 25, 2009]

(a)(2)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(a)(5)(B)	Press release issued March 17, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 17. 2009.

(b)(1)*	Credit Agreement dated September 27, 2007 among AVNET, INC., a New York corporation (the “Company”), Avnet Japan Co., Ltd., a private company governed under the laws of Japan (“Avnet Japan”), each other Subsidiary of the Company party hereto pursuant to Section 2.14 (Avnet Japan and each such other Subsidiary, a “Designated Borrower” and, together with the Company, the “Borrowers” and, each a “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1).

(d)(1)*	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)*	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Avnet, Inc.